UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Torre V, Business Park, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 7, 2013.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	General Manager

BLADEX’S 2012 NET INCOME INCREASES 12% TO $93.0 MILLION, OR $2.46 PER SHARE;

FOURTH QUARTER 2012 NET INCOME TOTALS $24.6 MILLION, OR $0.64 PER SHARE

PANAMA CITY, February 7, 2013 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the fourth quarter and full-year periods ended December 31, 2012.

Full-Year and Fourth Quarter 2012 Business Highlights

•	Bladex’s Full-Year 2012 Net Income (*) totaled $93.0 million, or $2.46 per share, compared to $83.2 million, or $2.25 per share, in 2011. The $9.8 million, or 12%, increase reflected an improved core business in the Commercial Division ($96.3 million, +80% vs. 2011), partially offset by lower contributions from the Treasury Division and from discontinued operations in the Asset Management Unit, which is no longer reported as a separate Bladex business segment, pending completion of its divestiture.

•	The Bank’s fourth quarter 2012 Net Income reached $24.6 million, or $0.64 per share, compared to $13.0 million, or $0.34 per share, in the previous quarter, and $24.8 million, or $0.67 per share in the fourth quarter 2011. The quarterly improvements of 89% and 1%, respectively, mainly reflected improving profitability in the Commercial Division (Net Income of $31.1 million, +31% vs. 3Q12, and +76% vs. 4Q11), partially offset by a fourth quarter 2012 $6.4 million Net Loss in the Treasury Division.

•	The Commercial Division’s 2012 Net Operating Income increased $26.0 million, or 45%, to $83.9 million, compared to $57.9 million in 2011, primarily from higher net interest income due to increased average lending balances (+11%) and average lending rates (+55 bps). The Division’s Net Operating Income in the fourth quarter 2012 totaled $21.2 million, compared to $20.7 million in the previous quarter, and $18.9 million in the fourth quarter 2011.

•	The Commercial Division’s portfolio balance grew 11% year-on-year, and 2% quarter-on-quarter, to $6.0 billion as of December 31, 2012. The average Commercial Loan portfolio increased 10% year-on-year, while the average Commercial Portfolio, mainly consisting of loans and contingencies, increased 8% to $5.4 billion in 2012 compared to $5.0 billion in 2011. Quarterly average balances reached $5.7 billion, up 7% from the previous quarter, and 5% compared to the fourth quarter 2011.

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•	Credit disbursements increased 8% to $11.3 billion in 2012, the highest level in 15 years, compared to $10.5 billion disbursed in 2011. During the fourth quarter 2012, credit disbursements totaled $3.5 billion, an increase of 32% from the third quarter 2012, and 54% from the fourth quarter 2011.

•	The Bank’s credit quality continued to improve with no loan balances in non-accrual status as of December 31, 2012, compared to $24 million, or 0.4%, of the loan portfolio in non-accrual status in the previous quarter, and $32.0 million, or 0.6%, of the loan portfolio, as of December 31, 2011. The ratio of the allowance for credit losses to the Commercial Portfolio ending balances was 1.3% as of December 31, 2012, compared to 1.5% as of September 30, 2012, and 1.8% as of December 31, 2011.

•	With the Bank´s long-standing approach to prudent and proactive liquidity management, liquid assets (7) totaled $690 million as of December 31, 2012, compared to $520 million as of September 30, 2012, and $786 million as of December 31, 2011.

•	Deposit balances remained at $2.3 billion as of December 31, 2012, nearly flat compared to the prior quarter, and a year ago. Short-term borrowings and securities sold under repurchase agreements (“Repos”) reached $1.6 billion as of December 31, 2012, while borrowings and long-term debt amounted to $1.9 billion as of December 31, 2012, a $418 million, or 28%, year-on-year increase, as a result of inflows recorded in the first half 2012 from bond issuances and a loan syndication.

•	As of December 31, 2012, the Bank’s Tier 1 capital ratio was 17.9%, the same level as of September 30, 2012, and compared to 18.6% as of December 31, 2011. The Bank’s leverage as of these dates was 8.2x, 7.8x, and 8.4x, respectively. The Bank’s equity consists entirely of issued and fully paid ordinary common stock.

(*) Net income or loss attributable to Bladex (“Net Income”, or “Net Loss”).

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CEO's Comments

Mr. Rubens V. Amaral Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s Full-Year and Fourth Quarter 2012 results: “Bladex continued to leverage the Bank’s fundamental strengths, and reported strong results in 2012, notwithstanding an environment of heightened volatility and uncertainty, which resulted in generally more subdued growth in both Latin American and global economies. Within this challenging operating environment, Bladex focused on ensuring sustained growth with more clients in more markets, while gradually improving margins and risk profile through careful management of the Bank’s portfolio mix. Efforts were also directed towards diversifying the revenue base by establishing a dedicated cross-functional team composed of commercial relationship managers, product structuring experts and asset distribution managers to generate new fee revenue streams, providing structured transaction expertise tailored to Bladex’s clients´ needs. This has thus far resulted in a number of completed transactions, both small and large, which started to impact the Bank’s non-interest revenues, and laid the groundwork for a solid track-record moving forward. Bladex will continue the Bank’s commercial focus and efforts in 2013 along these lines, encouraged by the Region’s solid growth prospects.

Furthermore, Bladex made the decision to focus the Bank’s activities entirely on Bladex’s core business. In this respect, Bladex’s asset management activities, while highly profitable from a trading results standpoint, have not produced the desired fee revenue stream that was envisioned. The decision to divest the Asset Management Unit was made after a thorough review of all available options. Bladex firmly believes this resolution achieves a gradual, but definitive and orderly exit from non-core, more volatile revenue streams, while allowing the unit to prosper under new stewardship, to Bladex´s benefit.” Mr. Amaral concluded.

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CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	2012	2011	4Q12	3Q12	4Q11
Net Interest Income	$105.0	$102.7	$24.2	$25.1	$29.1
Net Operating Income (Loss) by Business Segment:
Commercial Division	$83.9	$57.9	$21.2	$20.7	$18.9
Treasury Division	$(7.9)	$30.9	$(6.3)	$(10.6)	$7.6
Net Operating Income	$76.0	$88.8	$14.9	$10.1	$26.5
Net income - business segment	$88.4	$84.3	$24.8	$13.1	$25.3
Net income attributable to the redeemable noncontrolling interest	$0.3	$0.7	$0.1	$0.0	$0.2
Net Income attributable to Bladex - business segment	$88.1	$83.6	$24.7	$13.1	$25.1
Other income unallocated - Gain on sale of premises and equipment	$5.6	$0.0	$0.0	$0.0	$0.0
Discontinued operations	$(0.7)	$(0.4)	$(0.1)	$(0.1)	$(0.3)
Net Income attributable to Bladex	$93.0	$83.2	$24.6	$13.0	$24.8

Net Income per Share (1)	$2.46	$2.25	$0.64	$0.34	$0.67
Book Value per common share (period end)	$21.67	$20.45	$21.67	$21.34	$20.45
Return on Average Equity (“ROE”)	11.6%	11.4%	11.9%	6.4%	13.1%
Operating Return on Average Equity ("Operating ROE") (2)	9.5%	12.2%	7.2%	4.9%	14.1%
Return on Average Assets (“ROA”)	1.5%	1.5%	1.6%	0.9%	1.6%
Net Interest Margin	1.70%	1.81%	1.54%	1.64%	1.84%
Efficiency Ratio (3)	42%	36%	52%	57%	33%

Tier 1 Capital (4)	$826	$761	$826	$813	$761
Total Capital (5)	$883	$812	$883	$870	$812
Risk-Weighted Assets	$4,610	$4,090	$4,610	$4,536	$4,090
Tier 1 Capital Ratio (4)	17.9%	18.6%	17.9%	17.9%	18.6%
Total Capital Ratio (5)	19.2%	19.9%	19.2%	19.2%	19.9%
Stockholders’ Equity	$826	$759	$826	$814	$759
Stockholders’ Equity to Total Assets	12.2%	11.9%	12.2%	12.8%	11.9%
Accumulated other comprehensive income (loss) ("OCI")	$(1)	$(3)	$(1)	$(1)	$(3)

Leverage (times) (6)	8.2	8.4	8.2	7.8	8.4
Liquid Assets / Total Assets (7)	10.2%	12.4%	10.2%	8.2%	12.4%
Liquid Assets / Total Deposits	29.8%	34.1%	29.8%	22.3%	34.1%

Non-Accruing Loans to Total Loans, net	0.0%	0.6%	0.0%	0.4%	0.6%
Allowance for Credit Losses to Commercial Portfolio	1.3%	1.8%	1.3%	1.5%	1.8%
Credit provision to non-accruing balances	n.m. (*)	304.5%	n.m. (*)	372.3%	304.5%

Total Assets	$6,756	$6,360	$6,756	$6,352	$6,360

(*) "n.m." means not meaningful.

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RECENT EVENTS

▪	Bladex Asset Management: On February 5, 2013, the Bank announced that Bladex reached a substantial agreement on the terms of sale for Bladex’s Asset Management Unit (“the Unit”), and is in the process of completing final documentation. The agreement contemplates the sale of the Unit to current executives of Bladex Asset Management, together with a third party investor. The transaction, which is subject to final documentation and regulatory approvals, is expected to be completed by March 31, 2013.

▪	Quarterly dividend payment: At the Board of Director’s meeting held January 21, 2013, the Bank’s Board approved a quarterly common dividend of $0.30 per share corresponding to the fourth quarter 2012. The dividend will be paid February 8, 2013, to stockholders registered as of February 1, 2013.

▪	Senior credit facility: On January 16, 2013, the Bank announced the closing of a $130 million syndicated dual-currency, senior, multi-tranche revolving and term-loan credit facility for a Colombia-based company. Bladex acted as the sole bookrunner and administrative agent of this transaction, which was completed in December 2012. The participating banks included several leading financial institutions from Colombia, Panama, and Brazil.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(2)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(3)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(4)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the Available for Sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(5)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(6)	Leverage corresponds to assets divided by stockholders’ equity.

(7)	Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

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SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through December 31, 2012, Bladex had disbursed accumulated credits of approximately $191 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Friday, February 8, 2013 at 10:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through April 8, 2013. Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The conference ID# for the replayed call is 19504532. For more information, please access http://www.bladex.com or contact:

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Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: (507) 210-8630

E-mail address: cschech@bladex.com

Investor Relations Firm:

i-advize Corporate Communications, Inc.

Mrs. Melanie Carpenter / Mr. Peter Majeski

20 Broad Street, 25th Floor, New York, NY 10005

Tel: (212) 406-3694

E-mail address: bladex@i-advize.com

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